                            SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.  20549

                                        FORM 11-K


(Mark One):

(X) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1999 or

( )    Transition report pursuant to Section 15(d) of the Securities
       Exchange Act of 1934 for the transition period from _______________ to
       _______________

                                       000-26994
                                       ---------
                                (Commission File Number)


            ADVENT SOFTWARE, INC. PROFIT SHARING AND EMPLOYEE SAVINGS PLAN
            --------------------------------------------------------------
                                      (Plan Title)


                                 ADVENT SOFTWARE, INC.
                                 ---------------------
                                      (Plan Issuer)


                            301 BRANNAN STREET, SIXTH FLOOR
                               SAN FRANCISCO, CA  94107
                               ------------------------
             (Address, including zip code, of principal executive offices)

                  Registrant's telephone number, including area code:

                                    (415) 543-7698


                                                               1 of 12

                                 ADVENT SOFTWARE, INC.
                        PROFIT SHARING AND EMPLOYEE SAVINGS PLAN


                                 Financial Statements

                        Years ended December 31, 1999 and 1998
                        --------------------------------------

                                  Table of Contents


Independent Accountants' Report.............................................3

Financial Statements:

Statements of Net Assets Available for Benefits.............................4
Statements of Changes in Net Assets Available for Benefits..................5
Notes to Financial Statements...............................................6


                                                               2 of 12

To the Participants and
Plan Administrator of the
Advent Software, Inc.
Profit Sharing and Employee Savings Plan

                     INDEPENDENT ACCOUNTANTS' REPORT

     We have audited the financial statements of the Advent Software, Inc. Profit Sharing and Employee Savings Plan (the "Plan") as of December 31, 1999 and 1998, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

                                     MOHLER, NIXON & WILLIAMS
                                     Accountancy Corporation

Campbell, California
June 23, 2000

                                                                 3 of 12

                               ADVENT SOFTWARE, INC.
                     PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                    DECEMBER 31,
                                            ----------------------------
                                               1999              1998
                                            -----------       ----------
Investments, at fair value                  $13,334,297       $8,689,321
                                            -----------       ----------
    Assets held for investment purposes      13,334,297        8,689,321

Employer's contribution receivable              477,529          406,235
Other payable                                                   (150,392)
                                            -----------       ----------
    Net assets available for benefits       $13,811,826       $8,946,164
                                            ===========       ==========


                     See independent accountants' report and
                    accompanying notes to financial statements.


                                                                  4 of 12

                               ADVENT SOFTWARE, INC.
                     PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                     FOR THE YEARS ENDED
                                                         DECEMBER 31,
                                                -----------------------------
                                                   1999              1998
Additions to net assets attributed to:

  Investment income:
    Dividends and interest                      $    37,016        $   14,752
    Net realized and unrealized appreciation
     in fair value of investments                 1,809,859           343,930
                                                -----------        ----------
                                                  1,846,875           358,682

  Contributions:
    Participants'                                 2,967,494         1,966,139
    Employer's                                      447,647           405,734
                                                -----------        ----------
                                                  3,415,141         2,371,873

      Total additions                             5,262,016         2,730,555
                                                -----------        ----------

Deductions from net assets attributed to:
  Withdrawals and distributions                     841,111           632,591
  Administrative expenses                                              13,611
                                                -----------        ----------
      Total deductions                              841,111           646,202

    Transfers from other plans                      445,757           256,552
                                                -----------        ----------
    Net increase                                  4,866,662         2,340,905

    Net assets available for benefits:
      Beginning of year                           8,945,164         6,604,259
                                                -----------        ----------
      End of Year                               $13,811,826        $8,945,164
                                                ===========        ==========


                     See independent accountants' report and
                    accompanying notes to financial statements.


                                                                       5 of 12

                               ADVENT SOFTWARE, INC.
                     PROFIT SHARING AND EMPLOYEE SAVINGS PLAN

                           NOTES TO FINANCIAL STATEMENTS

                             December 31, 1999 and 1998
                             --------------------------

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES:

     The following description of the Advent Software, Inc. (the "Company") Profit Sharing and Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan that was established in 1988 by the Company to provide benefits to eligible employees. The Plan covers all employees of the Company except (1) employees covered by a collective bargaining agreement (2) employees of affiliated employers who have not adopted the Plan, or (3) independent contractors. Plan entry dates are the first day of the Plan year and the first day of the seventh month of the Plan year.

     The Plan administrator intends that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code (the "Code") and the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

ADMINISTRATION -

     The Company has appointed an Administrative Committee (the "Committee") to manage the day-to-day operation and administration of the Plan. A third-party administrator processes and maintains the records of participant data. Smith Barney Corporate Trust Company ("Smith Barney") acts as the custodian and trustee of the Plan. Substantially all expenses incurred for administering the Plan are paid by the Company.

BASIS OF ACCOUNTING -

     The financial statements of the Plan are prepared on the accrual method of accounting. Participants' contributions are recorded in the period during which the Company makes payroll deductions from participants' earnings. Employer contributions are recorded for the period declared by the Company. Benefits are recorded when paid.


                                                                    6 of 12

INVESTMENTS -

     Investments under the Plan are held by Smith Barney and invested generally based on instructions received from participants. Participants may elect to allocate their investments among seven pooled separate accounts or the Advent Software, Inc. Common Stock Fund ("Advent Stock Fund").

     Plan investments are valued at fair value, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

INCOME TAXES -

     The Plan has been amended since receiving its latest favorable determination letter dated December 1, 1993. However, the Company intends that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

ESTIMATES -

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RECLASSIFICATIONS -

     Certain reclassifications were made in the 1998 financial statements to conform with the 1999 presentation.

RISKS AND UNCERTAINTIES -

     The Plan provides for various investment options in any combination from among eight investment funds, each with a different investment goal and level of risk. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, there exists at least a reasonable possibility that changes in returns in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.


                                                                    7 of 12

NEW ACCOUNTING PRONOUNCEMENT -

     In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." This SOP eliminates the previous requirement for a defined contribution plan to disclose participant-directed investment programs by fund. The Plan has adopted SOP 99-3 in its financial statements for the years ended December 31, 1999 and 1998.

NOTE 2 - PARTICIPATION AND BENEFITS:

PARTICIPANT CONTRIBUTIONS -

     Participants may elect to have the Company contribute a percentage, up to 15%, of their eligible pre-tax compensation up to the amount allowable under the Code. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in 1% increments.

     Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

EMPLOYER CONTRIBUTIONS -

     The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. In 1999 and 1998, the Company matched 50% of the first $1,000 of each eligible participant's contribution up to a maximum of $500. The Company's actual contribution may be offset by certain available forfeitures, if any, during the Plan year.

     The Plan also allows for a discretionary profit sharing contribution. Discretionary contributions for the years ended December 31, 1999 and 1998, were approximately $293,000 and $250,000, respectively.



                                                                  8 of 12

PARTICIPANT ACCOUNTS -

     Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on participant contributions or employee eligible compensation, as defined in the Plan.

PAYMENT OF BENEFITS -

     Upon termination, the participant or beneficiary may receive the benefits in a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual, semiannual, quarterly or monthly installments for a period which shall not extend beyond a participant's or participant and designated beneficiary's life expectancy. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $3,500.

LOANS TO PARTICIPANTS -

     The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by all or a portion of the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer than five years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 1999, carry interest rates which range from 8.75% to 11%.

VESTING -

     Participants are immediately vested in their salary deferral, employer matching, rollover contributions and related earnings. Participants vest ratably and are fully vested in the employer's profit sharing contributions allocated to their account after six years of credited service (except in the case of participants who originated from a merged plan). Participants become fully vested upon death, attainment of normal retirement age or disability.



                                                                9 of 12

NOTE 3 - INVESTMENTS:

     The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:


                                                          1999          1998
                                                          ----          ----
Smith Barney:
   Employee Benefit Deposit Account II                $   301,405    $  450,575
   Reserve Deposit Account                                580,356       237,645
   Ryan Labs Government Bond Index Fund                   361,408       318,904
   Oppenheimer Capital Value Equity Fund IV             2,597,295     2,456,591
   Value Line Small-Cap Equity Fund V                   2,872,310     2,017,857
   Templeton International Value Equity Fund IX         2,623,165     1,753,334
   Advent Software, Inc. Common Stock Fund              1,086,821       286,235
   GSA Socially Responsible Fund                        1,378,026       692,389
   S&P Equity Index Fund                                1,324,637       292,317
Participant Loans                                         208,874       183,474
                                                      -----------    ----------
        Assets held for investment
          purposes                                    $13,334,297    $8,689,321
                                                      ===========    ==========

     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:




                      Years ended December 31,
                         1999         1998
                         ----         ----
     Common stock     $  455,734    $105,392
     Mutual funds      1,354,125     238,538
                      ----------    --------

                      $1,809,859    $343,930
                      ==========    ========

NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS:

     Certain Plan investments are mutual funds managed by an affiliate of the Plan trustee, a party-in-interest under ERISA. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are specifically exempted from the prohibition of party-in-interest transactions under ERISA.


                                                                    10 of 12

     As allowed in the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 1999 and 1998 was as follows:




Date    Number of shares        Fair value      Cost
----    ----------------        ----------      ----
1999        16,868               $1,086,821    $569,797
1998         6,089                  286,235     188,628

NOTE 5 - TRANSFER OF PLAN ASSETS:

     Plan assets of approximately $446,000 were transferred from the DataExchange, Inc. 401(k) Plan into the Plan in 1999 in connection with the 1998 merger of the Company and DataExchange, Inc.

     Total Plan assets of approximately $257,000 were transferred from the MicroEdge 401(k) Plan into the Plan in 1998 in connection with the merger of the Company and MicroEdge, Inc.

NOTE 6 - PLAN TERMINATION AND/OR MODIFICATION:

     The Company intends to continue the Plan indefinitely for the benefit of its eligible employees; however, the Company reserves the right to terminate and/or modify the Plan at any time for any reason subject to the provisions of ERISA. In the event that the Plan is terminated in the future, participants immediately would become fully vested in their accounts.

NOTE 7 - SUBSEQUENT EVENT:

     As of May 31, 2000, Plan assets have decreased in value since December 31, 1999, by approximately $760,000 due to market fluctuations.


                                                                    11 of 12

                    CONSENT OF INDEPENDENT ACCOUNTANTS

     We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-79553 and No. 333-79573) of Advent Software, Inc. of our report dated June 23, 2000, with respect to the financial statements of the Advent Software, Inc. Profit Sharing and Employee Savings Plan included in this Annual Report on Form 11-K.


                                            /s/ Mohler, Nixon & Williams
                                            ---------------------------------
                                            MOHLER, NIXON & WILLIAMS
                                            Accountancy Corporation

Campbell, California
June 23, 2000


                                SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                         ADVENT SOFTWARE, INC.
                                         PROFIT SHARING AND
                                         EMPLOYEE SAVINGS PLAN


Date:  June 23, 2000                     By  /s/ PATRICIA VOLL
                                                 ------------------------------
                                         Title:  on behalf of the Administrator
                                                 of the Advent Software, Inc.
                                                 Profit Sharing and Employee
                                                 Savings Plan


                                                                    12 of 12